Exhibit 99.5

17 February 2003

SIX CONTINENTS PLC

Listing Particulars For Mitchells & Butlers PLC

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or The Netherlands

To be read in conjunction with the separate Six Continents PLC announcement of 17 February 2003, relating to Posting of a Shareholder Circular and Listing Particulars.

MITCHELLS & BUTLERS

As announced on 10 February 2003, Mitchells & Butlers PLC ("MAB") will be the new name for the retail business, building on its heritage as one of the pioneers in the development of larger pubs with improved levels of amenity and service standards. The company will be listed in London (under the ticker code MAB) with a secondary listing of ADRs in New York (under the ticker code MLB).

MAB is the UK's leading operator of managed pubs, with sales of approximately £1.5 billion, EBITDA of £375 million and operating profit of £289 million (for the financial year 2002). MAB has a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas and which generate high AWTs (approximately three times the industry average). As at 30 September 2002, MAB had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

MAB has a strong financial track record with post-tax cash return on cash capital employed of over 10 per cent per annum for the last three financial years. The Executive Directors have worked together since 1995 and have raised managed operating profit from £160 million in 1994 to £289 million in 2002.

The Directors consider that MAB's unique combination of prime sites, experienced management and strong portfolio of brands, coupled with their view of the long-term real growth potential of the eating out and drinking out market, provides a sound platform for both cash generation and long-term earnings growth.

STRATEGY AND PRIORITIES

The MAB Board's strategy is to capitalise and build on its position as the leader in the managed pub and pub restaurant sector, to drive returns, cash generation and long-term earnings growth to create value for shareholders.

MAB management intends to implement its strategy by:

–	owning and developing licensed properties with high average weekly sales, maintaining high levels of amenity, service and value;
–	evolving its retail brands and formats to gain market share and as appropriate, creating new consumer offers;
–	delivering high returns on incremental capital invested, by developing prime sites into these brands and formats; and
–	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in the market.

Successful implementation of this operational strategy will enable management to drive longer term earnings growth and freehold capital appreciation through the ongoing development of MAB's estate and, by taking advantage of specific value-enhancing disposal opportunities (for instance due to the higher valuations being achieved through unlicensed use), to realise value for shareholders through dividends and, where appropriate, returns of capital.

Operationally, the following initiatives have been put in place for the year:

–	following successful trials, to implement controlled promotional activities to stimulate sales through the investment of around 1 per cent of gross margin in the balance of the year;
–	further rationalisation of overhead costs in support services to achieve an annualised saving of £10 million per annum, of which approximately £5 million will be realised in the second half of 2003;
–	driving the benefits from supply chain scale efficiencies, specifically through renegotiation of certain non tied drinks and other supply contracts;
–	further improvements in retail staff productivity (beyond the 14 per cent improvement achieved in the past four years) through sales training initiatives, new scheduling processes and systems. Employee productivity is currently running at 5 per cent ahead of last year;
–	piloting low cost brand templates and continuing to drive growth potential through converting sites from the pipeline of 500 at high incremental returns; and
–	proactive management of the asset base to take advantage of specific value enhancing disposals, particularly opportunities where alternative use values have exceeded licensed values. To date, sales of £16 million have been completed against a forecast of at least £25 million for the year.

DIVIDENDS

It is intended to recommend:

–	a 2003 final dividend of 5.65 pence and a 2004 interim dividend of 2.85 pence, making the 8.5 pence per share indicated on 1 October 2002; and
–	a 2004 final dividend of 6.65 pence (an increase of 18 per cent over the 2003 final), making a total dividend of 9.5 pence in respect of MAB's first full financial year to September 2004.

Thereafter, the MAB Board intends to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004.

This will be enabled through a combination of MAB's lower capex requirement (as the conversion of the former Allied Domecq estate comes to an end), the beneficial impact of actions taken on overhead costs and increases in retail staff productivity, and a larger number of individual sites where disposal is value enhancing.

FINANCING

The MAB Board has arranged appropriate bank facilities to expedite the implementation of the Separation and proposed return of capital. Alternative financing options to support MAB's strategy post Separation are now being considered, with a view to ensuring the optimal capital structure. This review will inevitably be dependent upon conditions in financial markets generally, and in the debt markets in particular, but the Directors expect to have completed the review within MAB's first year as an independent company.

Together with the stated approach on dividend policy, these measures are part of a clear policy to deliver near term rewards for shareholders from the strong cash flow of MAB, whilst retaining sufficient resources to deliver longer term earnings growth in the interest of creating shareholder value.

Net debt at the end of the financial year 2003, following the Separation and proposed return of capital is estimated to be around £1.3 billion. This includes the intended 2003 net capital expenditure of around £140 million on the MAB estate.

BOARD

The new MAB Board will comprise:

Non-Executive Chairman	Roger Carr
Chief Executive	Tim Clarke
Finance Director	Karim Naffah
Executive Director	Mike Bramley
Executive Director	Tony Hughes
Non-Executive Directors	George Fairweather
Sara Weller

Full biographical details for all MAB Board members are included as Appendix One. It is the intention of the MAB Board to appoint at least one additional non–executive director in due course.

REPORTING

MAB will continue to report its year end to 30 September.

– ends –

APPENDIX ONE

BIOGRAPHICAL DETAILS

MITCHELLS & BUTLERS PLC

Roger Carr, age 56, will be the non-executive Chairman of MAB. He is currently the senior non-executive director of Six Continents but will resign from Six Continents on completion of the Separation. Roger was appointed executive Chairman of Chubb PLC in November 2000 as a result of a demerger of Williams Holdings PLC, where he had been Chief Executive since 1994. He resigned from Chubb on 16 December 2002. He was the Chairman of Thames Water plc until the sale of that company to RWE was completed in November 2000. He is the non-executive deputy Chairman of Cadbury Schweppes PLC and non-executive director of Centrica PLC. He is also a senior adviser to Kohlberg Kravis Roberts Co. Ltd. and a member of the Industrial Development Advisory Board.

Tim Clarke, age 45, will be the Chief Executive of MAB. He became Chief Executive of Six Continents on 1 October 2000 but will resign from Six Continents on completion of the Separation. He joined Six Continents (then Bass) in 1990 and became Director of Strategy in 1991. In 1992, he was appointed Managing Director of Hotels Europe, Middle East and Africa, and subsequently became Chief Executive of the MAB Group in 1995. He was appointed to the Board of Six Continents in 1996. He is also a non-executive director of Debenhams plc and was previously a partner at Panmure Gordon & Co. He was Chairman of the British Beer and Pubs Association (for the year 2002).

Karim Naffah, age 39, will be the Finance Director of MAB. Karim joined Six Continents in 1991 as Strategic Planning Manager, became its Director of Strategic Planning in 1992 and, in 1998, he assumed additional responsibilities for IT and property. In 2000, he was appointed to the Strategic Business Committee and became Strategy Director for Six Continents. He has been a member of the executive management committees of both Hotels and the MAB Group and has been instrumental in the repositioning of both businesses. Karim is also responsible for SCPD. Previously Karim was employed by Bain & Company where he worked as a strategy consultant.

Mike Bramley, age 51, will be MAB's Managing Director of the Pubs and Bars Division. He became Managing Director of the Pubs and Bars division in September 2002. In over 20 years with Six Continents, he has worked in a variety of roles for Bass Mitchells & Butlers Limited (including as Regional Commercial Director) in the Midlands, then as Distribution Director and subsequently as Sales Managing Director of Bass Brewers. In 1995, he was appointed Commercial Director of Bass Taverns Limited and in 1998 became HR and Commercial Director of Bass Leisure Retail Limited (subsequently Six Continents Retail Limited). Mike is a director of the British Beer and Pubs Association.

Tony Hughes, age 54, will be MAB's Managing Director of the Restaurants Division. He joined Six Continents in 1995 as Operations Director and was appointed as the Managing Director of the Restaurants Division in 2000 with responsibility for all aspects of Restaurants Division performance. He has won two of the leisure industry's prestigious awards in recent years. In 2001, he received the Pub Industry Award, 'Catey', by Caterer & Hotelkeeper magazine and, in 2002, was voted Retailers' Retailer Individual of the Year by the pub and restaurant industry's senior managers. Before joining Six Continents, Tony was previously Director of Service Quality at B&Q, part of the Kingfisher group. He previously held senior management positions at J. A. Devenish Limited and Whitbread PLC where his roles included Operations Director of Beefeater and Managing Director of TGI Fridays. Tony is a trustee of the British Institute of Innkeeping.

George Fairweather, age 45, will be a Non-Executive Director of MAB. George is currently Group Finance Director of Alliance UniChem Plc, a European wholesaler and retailer of pharmaceutical and healthcare products. Prior to joining Alliance UniChem in April 2002, George was for five years Group Finance Director of Elementis plc (formerly Harrisons & Crosfield plc), an international specialty chemicals group and former conglomerate. Before that George was Group Finance Director at Dawson International PLC, the Scottish based cashmere textiles group, and spent his earlier career with Dixons Group plc in various senior roles both in the UK and US and with Procter & Gamble.

Sara Weller, age 41, will be a Non Executive Director of M and B. Sara is currently Deputy Managing Director of J Sainsbury plc, responsible for UK strategy, overall brand and format marketing, and customer management in the supermarket's stores, e-channels and customer businesses such as Sainsbury's to You and Sainsbury's One (a new business in mobile technology). She is also responsible for Human Resources and Sainsbury's Bank. Sara joined Sainsbury’s after three years as Retail & Products Director at Abbey National. Prior to this, she spent 13 years at Mars Confectionery where she started as a graduate trainee, working through a wide range of roles in sales, personnel management and marketing, eventually reaching the level of European Franchise Manager. Sara is a member of the Government's Advisory Committee on Advertising.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney"), is acting as sponsor to MAB and InterContinental Hotels Group PLC ("IHG") and as financial adviser to Six Continents and to nobody else in connection with the Separation and return of capital and the admission of the ordinary shares of IHG and MAB to the official list of the UK Listing Authority ("Admissions") and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation and the return of capital or the Admissions.

This announcement, for which the directors of Six Continents PLC are responsible has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:

Alastair Scott	Tel: 020 7355 6532
alastair.scott@sixcontinents.com

Kate Holligon	Tel: 020 7409 8146
kate.holligon@sixcretail.com

Bob Cartwright	Tel: 0121 420 6112
bob.cartwright@sixcretail.com